Exhibit (k)(1)

                      EXPENSE REIMBURSEMENT AGREEMENT


            AGREEMENT made this ___ day of _________, 2001, by and between BLACKROCK CALIFORNIA MUNICIPAL INCOME TRUST, a Delaware business trust (the "Trust"), and BLACKROCK ADVISORS, INC., a Delaware corporation (the "Advisor").

                         W I T N E S S E T H

            WHEREAS, the Trust and the Advisor have separately entered into an Investment Management Agreement of even date herewith (the "Management Agreement");

            In consideration of the mutual covenants hereinafter contained, and in connection with the establishment and commencement of operations of the Fund, it is hereby agreed by and between the parties hereto as follows:


            1. For the period from the commencement of the Trust's operations through [December 31, 2001] and for the 12 month periods ending [December 31] in each indicated year during the term of the Management Agreement (including any continuation done in accordance with Section 15(c) of the Investment Company Act of 1940), the Advisor agrees to reimburse expenses (including the management fee and other expenses) in the amounts determined by applying the following annual rates to the average daily net assets of the Trust:


Period Ending                        Period Ending
[December 31]      Reimbursement     [December 31]     Reimbursement

      2001*              [ ]%              2007              [ ]%
       2002              [ ]%              2008              [ ]%
       2003              [ ]%              2009              [ ]%
       2004              [ ]%              2010              [ ]%
       2005              [ ]%              2011              [ ]%
       2006              [ ]%

 *From the commencement of operations.

            2. To effect the expense reimbursement provided for in this Agreement, the Trust may offset the appropriate amount of the reimbursement contemplated hereunder against the management fee payable under the Management Agreement.

            3. This Agreement, and the Advisor's obligation to so reimburse expenses hereunder, shall terminate on the earlier of (a) [December 31, 2011] or (b) termination of the Management Agreement.

            4. Except as provided in paragraph 3, above, this Agreement may be terminated only by the vote of (a) the Board of Trustees of the Trust, including the vote of the members of the Board who are not "interested persons" within the meaning of the Investment Company Act of 1940, and (b) a majority of the outstanding voting securities of the Trust.

            5. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

            6. The Trust's Declaration of Trust is on file with the Secretary of the State of Delaware. This Agreement is executed on behalf of the Trust by the Trust's officers as officers and not individually and the obligations imposed upon the Trust by this Agreement are not binding upon any of the Trust's Trustees, officers or shareholders individually but are binding only upon the assets and property of the Trust.

            IN WITNESS WHEREOF, the Trust and the Advisor have caused this Agreement to be executed on the day and year above written.

                                    BLACKROCK CALIFORNIA
                                    MUNICIPAL INCOME TRUST


                                    by: ________________________________
                                        Name:
                                        Title:



Attest: __________________________
      Name:
      Title:
                                    BLACKROCK ADVISORS, INC.


                                    by:_________________________________
                                       Name:
                                       Title:



Attest: __________________________
      Name:
      Title: